

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2010

<u>Via US Mail and Facsimile: (415) 955-8910</u>

Chaojun Wang
Chief Executive Officer
Action Industries, Inc.
c/o Ryan J. Nail
The Crone Law Group
101 Montgomery St., Suite 1950
San Francisco, CA 94104

> **Re: Action Industries, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 000-52455**
> **Filed March 26, 2010**

Dear Mr. Wang:

We have limited our review of your preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that, pursuant to the terms of the Share Exchange Agreement, you agreed to effect the reverse split so that the preferred stock issued as consideration in the share exchange transaction could be automatically converted into 98.5% of your outstanding common stock. We also note that you did not have sufficient authorized but unissued common stock available at the time of the share exchange

transaction to issue shares of common stock representing 98.5% of your outstanding shares. Therefore, it appears that you are required to provide all of the information with respect to the transaction and the parties thereto required by Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Please revise your preliminary information statement accordingly. Note also that information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. See Note D to Schedule 14A and Item 14(e) of Schedule 14A.

If you disagree, please provide a detailed analysis as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A.

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As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

               Sincerely,

               /s/ Celeste M. Murphy
               Legal Branch Chief